FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	New structure of the Management Committee.

Buenos Aires, September 15, 2014

SECURITIES AND EXCHANGE COMMISSION

Material Event – NEW STRUCTURE OF THE MANAGEMENT COMMITEE

We inform you that the Board of BBVA Banco Frances S. A. in its meeting held today, has decided to carry out an organizational change, mainly at managerial level, with the aim of facing the new challenges and accelerating the digital transformation of the Bank

1 - Jorge Alberto Bledel become member of the Management Committee in charge of the new Direction of Digital and Transformation Banking, which will include the current functions of Corporate Development and Transformation Direction.

2- Jorge Luna, present Director of Retail Banking, among his other functions, will now have the responsibility of lead the Companies Banking.

3- Gustavo Fernández, has been appointed as Director of Human Resources and Services, he still helds his current position as Director of Technology and Operations.

Finally, Adriana Melero, Director of Corporate Development and Transformation; Gabriel Milstein, Director of Human Resources y Jorge Allen Director of Companies Banking, will no longer form parts of BBVA Francés, after an important and successful career in our company

Sincerely yours,

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: September 15, 2014	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer